UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015	Commission File Number 001-35440

ALDERON IRON ORE CORP.

(Translation of registrant’s name into English)

Suite 1240, 1140 West Pender St., Vancouver, B.C.  Canada  V6E 4G1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          Yes  ☐          No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          Yes  ☐          No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐          No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

EXHIBIT INDEX

Exhibit	Description of Exhibit
99-1	Audited Consolidated Financial Statements as of December 31, 2014 and 2013 and for three-year period ended December 31, 2014
99-2	Management Discussion and Analysis of Financial Condition and Results of Operations for year ended December 31, 2014
99-3	Form 52-109F1 Certification of CEO
99-4	Form 52-109F1 Certification of CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDERON IRON ORE CORP.
By:
/s/ Sheila Paine
Sheila Paine
Date: March 27, 2015		Assistant Corporate Secretary